October 10, 2014

Via EDGAR and Hand Delivery

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	New Senior Investment Group Inc. Supplemental Response to Registration Statement on Form 10-12B Submitted September 19, 2014 File No. 001-36499

Dear Ms. Barros:

On behalf of New Senior Investment Group Inc. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 26, 2014 (the “Comment Letter”), relating to the Company’s Supplemental Response to the Registration Statement on Form 10-12B (File No. 001-36499) that was Submitted on September 19, 2014 (the “Registration Statement”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.

Sonia Gupta Barros

Securities and Exchange Commission

October 10, 2014

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) that reflects the responses to the Staff’s comments contained herein. Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein. To facilitate the Staff’s review, the undersigned has supplementally provided a marked copy of Amendment No. 3, including the Information Statement, against the August 25, 2014 filing. References to page numbers and section headings in the responses below refer to page numbers and section headings in the marked copy of Amendment No. 3. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in Amendment No. 3.

Exhibit 99.2

1.	We note your response to comment 16 of our letter dated July 15, 2014 regarding the inclusion of interim financial statements of Holiday AL Holdings LP. In light of the significance of the Holiday Portfolio, please tell us and revise your disclosure under the Credit Risk section on page 97 to disclose any known adverse business developments subsequent to December 31, 2013 regarding the guarantor or master tenant that could impact their ability to satisfy their current obligations to you.

Response

In response to the Staff’s request, the Company has revised its disclosure on page 97 to disclose known adverse business developments relating to Holiday AL Holdings LP that have occurred subsequent to December 31, 2013. This disclosure is set forth below for ease of reference.

As of the date of this filing, we are not aware of any adverse business developments subsequent to December 31, 2013 affecting the Master Tenants’ or guarantor’s ability to satisfy their respective obligations to us.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Sonia Gupta Barros

Securities and Exchange Commission

October 10, 2014

Please contact the undersigned at (212) 735-4112 should you require further information or have any questions.

Very truly yours,

/s/ Richard B. Aftanas

cc:	Isaac Esquiel

Jessica Barberich

Folake Ayoola

Securities and Exchange Commission

Cameron D. MacDougall

New Senior Investment Group Inc.

1345 Avenue of the Americas

New York, New York 10105